December 14, 2009
VIA EDGAR &
UNITED PARCEL DELIVERY

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C.  20549

Re:  Fonar Corporation
     Form 10-K/A for the fiscal year ended June 30, 2009
     Filed November 10, 2009
     File No. 000-10248

Dear Mr. Cascio:

     I am writing in response to the Commission's comment letter dated November 24, 2009, addressed to the attention of Dr. Raymond V. Damadian, President and Chief Executive Officer of Fonar Corporation. The responses contained in our letter are presented in the same order as in the Commission's letter. An amendment to our Form 10-K/A for the fiscal year ended June 30, 2009 is being filed concurrently herewith.

FORM 10-K/A FOR FISCAL YEAR ENDED JUNE 30, 2009

Note 1: Description of Business and Liquidity and Capital Resources, page 56 Liquidity and Going Concern, page 56

Comment No. 1.   We reference your response to prior comment 2 which states that since the reductions in workforce were not associated  with any exit or  disposal  activities,  the  requirements  of FASB  ASC
                 420-10-50  and SAB Topic  5.P.4 do not  apply.  We refer you to
                 FASB ASC  420-10-15-3  which provides the scope of the guidance in the exit or disposal cost obligations topic. Since you state on page 49 of your Form 10-K that  during June 2008 you reduced
                 your  workforce,   eliminated   manufacturing   facilities  and
                 restructured  your  diagnostic   imagine   management   service
                 business, it is not clear why you should not include the required disclosures regarding restructuring activities. Please advise.

Response No. 1.  Note  1 to  the  June 30, 2009  financial  statement  discusses management's cost-cutting plan which was initiated during the year ended June 30, 2009. The cost-cutting plan included the following:
                (a) Involuntary conversion of 78 employees;
                (b) Reduction in base pay of substantially all of the employees;
                (c) Consolidation of its management services segment  located in
                    Melville, New York to the Company's manufacturing facility also located in Melville, New York;
                (d) Termination of management agreement with Health Diagnostics,
                    LLC.

                There were no one-time termination benefits paid to employees who were involuntary terminated. There were no costs to terminate the lease at the relocated facility and costs to relocate the employees to the manufacturing facility were minimal as the two facilities are located within 1/2 mile of each other.

                The termination of the management agreement with Health Diagnostics, LLC was disclosed in Note 5 to the financial statements and there were no costs associated with the termination of the agreement.

                According, we believe that the required disclosures of ASC 420 were met.

Exhibit 31.1

Comment No. 2.   We note that the changes made in the Form 10-K/A in response to prior comment 10. We see that you still do not include the required reference to internal control over financial reporting in the first sentence of paragraph 4. Please file an amendment to the Form 10-K/A to include certifications exact form as prescribed in Item 601(b)(31)(i) of Regulation S-K. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1,2,4 and 5 of the certification.


Response No. 2.  Exhibit 31.1 has been amended to include the required reference to internal control over financial reporting

     Please feel free to call me at (631) 694-2929 in connection with your comments and our responses.

                                                 Very truly yours,

                                                 /s/ Henry T. Meyer
                                                 Henry T. Meyer
                                                 General Counsel